Exhibit 21

SUBSIDIARIES OF ADTRAN, INC.

December 31, 2014

Name of Subsidiary	Country or State of Incorporation

ADTRAN Networks Pty. Ltd.	Australia
ADTRAN Networks Comunicações Ltda.	Brazil
ADTRAN Canada, Inc.	Canada
ADTRAN Networks Canada, Inc.	Canada
ADTRAN d.o.o.	Croatia
ADTRAN International, Inc.	Delaware
Bluesocket Inc.	Delaware
ADTRAN Networks Worldwide, Inc.	Delaware
ADTRAN Networks, LLC	Delaware
ADTRAN Oy	Finland
ADTRAN GmbH	Germany
ADTRAN M.E.P.E.	Greece
ADTRAN Networks Hong Kong Limited	Hong Kong
ADTRAN Networks India Private Limited	India
ADTRAN Holdings Ltd.	Israel
ADTRAN S.R.L.	Italy
ADTRAN K.K.	Japan
ADTRAN Networks S.A. de C.V.	Mexico
ADTRAN Networks & Services S. de R.L. de C.V.	Mexico
ADTRAN Peru S.R.L.	Peru
ADTRAN Sp. z.o.o.	Poland
ADTRAN, Unipessoal Lda.	Portugal
ADTRAN LLC	Russia
ADTRAN Singapore Pte. Ltd.	Singapore
ADTRAN s.r.o.	Slovakia
ADTRAN Switzerland GmbH	Switzerland
ADTRAN Europe Limited	United Kingdom